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                           December 18, 2020

       Jay R. Venkatesan
       Chief Executive Officer
       Angion Biomedica Corp.
       51 Charles Lindbergh Boulevard
       Uniondale, NY 11553

                                                        Re: Angion Biomedica
Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
15, 2020
                                                            CIK No. 0001601485

       Dear Dr. Venkatesan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       License, Collaboration and Grant Agreements
       License Agreement with Vifor Pharma, page 95

   1. We note your disclosure that the royalties under your agreement with Vifor Pharma range from 10% to 40%. Please
revise here and throughout the prospectus to narrow the royalty range to no more than
ten percentage points (for example, between twenty and thirty percent).
 Jay R. Venkatesan
FirstName LastNameJay
Angion Biomedica  Corp. R. Venkatesan
Comapany18,
December  NameAngion
              2020      Biomedica Corp.
December
Page 2    18, 2020 Page 2
FirstName LastName
Executive Compensation
Employment Agreements, page 190

2.       We note that you have filed a consulting agreement with Mr. Curhan as
Exhibit 10.13 to
         the registration statement. Please revise here to describe the material terms of the agreement.
Interim financial statements for the nine months ended September 30, 2020
Note 16. Subsequent Events, page F-64

3. Here you disclose you are entitled to a $30 million equity investment under the Vifor
         License. Please confirm to us whether this equity investment has occurred or is expected to occur before the initial public offering. If so, please tell us how you have considered a pro forma presentation under Regulation S-X Article 11, so that investors understand the transaction's impact to your financial position and equity.
        You may contact Li Xiao at (202) 551-4391 or Terence O'Brien, Accounting Branch
Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-3666 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Miles P. Jennings, Esq.